Exhibit 99.70

Enthusiast Gaming Holdings Inc.

(formerly J55 Capital Corp.)

Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2020

(Expressed in Canadian Dollars)

Unaudited

MANAGEMENT’S COMMENTS ON

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE TO READER PURSUANT TO NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE

OBLIGATIONS

Under National Instrument 51-102, Continuous Disclosure Obligations, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed consolidated interim financial statements of Enthusiast Gaming Holdings Inc. (the “Company”) for the three and nine months ended September 30, 2020 have been prepared by management, and reviewed and approved by the Audit Committee under the delegated authority of the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Date of approval of condensed consolidated interim financial statements: November 13, 2020.

Approved by the Audit Committee of the Company.

Signed: “Ben Colabrese”	Signed: “Alan Friedman”
Chairman of the Audit Committee	Audit Committee Member

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2020 and December 31, 2019

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2020	December 31, 2019
			(Audited)
ASSETS
Current
Cash		$8,526,400	$13,211,722
Investments	7	125,002	804,865
Trade and other receivables	6, 22	17,230,810	6,701,087
Loans receivable	22	205,235	205,936
Income tax receivable		283,065	-
Prepaid expenses	18	821,029	612,386
Total current assets		27,191,541	21,535,996
Non-current
Property and equipment	9	406,949	298,312
Right-of-use asset - lease contract	12	3,178,922	733,413
Long-term investment	7	2,755,340	2,480,405
Investment in associates	8	1,003,687	914,295
Long-term portion of prepaid expenses	18	-	104,630
Intangible assets	10	82,625,437	60,017,320
Goodwill	11	110,149,496	83,259,416
Total Assets		$227,311,372	$169,343,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13	$19,182,061	$7,423,396
Deferred revenue		1,260,183	1,647,594
Income tax payable		-	2,415
Deferred payment liability	16	1,332,854	1,208,413
Current portion of lease contract liability	12	512,789	193,366
Total current liabilities		22,287,887	10,475,184
Non-current
Long-term debt	14	22,310,203	19,691,220
Long-term lease contract liability	12	2,703,040	548,846
Convertible debentures	15	7,656,712	7,015,820
Vendor-take-back loan	17	5,401,037	-
Deferred payment liability	16	536,372	473,413
Deferred tax liability		18,708,353	12,482,605
Total liabilities		$79,603,604	$50,687,088
Shareholders’ Equity
Share capital	18	226,212,402	176,511,857
Shares to be returned to treasury	19	-	(3,858,756)
Warrants reserve	20	8,037,946	15,404,728
Contributed surplus	21	9,872,621	9,439,324
Accumulated other comprehensive income		156,117	90,078
Deficit		(96,571,318)	(78,930,532)
Total shareholders’ equity		147,707,768	118,656,699
Total liabilities and shareholders’ equity		$227,311,372	$169,343,787

Going concern (Note 1)

Commitments (Note 25)

Subsequent events (Note 27)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

		For the nine months ended		For the nine months ended
		September 30,	September 30	September 30	September 30
	Note	2020	2019	2020	2019

Revenue
Revenue	26	$16,328,946	$3,007,307	$30,287,614	$3,007,307
Gain on player buyout	10, 26	-	-	204,764	-
Total revenue		16,328,946	3,007,307	30,492,378	3,007,307
Cost of sales		12,268,906	1,048,215	19,917,990	1,048,215
Gross margin		4,060,040	1,959,092	10,574,388	1,959,092
Operating expenses
Professional fees		549,942	724,644	1,463,887	1,371,092
Consulting fees	22	1,336,461	2,118,877	3,725,135	2,617,586
Advertising and promotion	18	215,410	630,555	701,901	1,118,975
Office and general		625,296	283,431	2,077,937	401,929
Salaries and wages	22	2,304,003	591,490	5,191,402	658,516
Technology support, web development and content		1,163,126	115,622	3,397,877	115,622
eSports player, team and game expenses		760,844	808,063	2,244,640	808,063
Foreign exchange (gain) loss		(23,125)	120,347	(71,394)	135,975
Share-based compensation	21	203,963	2,156,199	873,211	2,549,819
Amortization and depreciation	9, 10, 12	1,042,072	259,771	3,390,604	259,771
Total operating expenses		8,177,992	7,808,999	22,995,200	10,037,348

Other expenses (income)
Listing expense		-	6,891,713	-	6,891,713
Transaction cost	5	1,621,775	2,873,606	1,621,775	2,873,606
Share of loss from investment in associates	8	808,011	-	2,080,358	-
Interest and accretion	12, 14, 15, 16, 17	1,264,594	1,134,007	3,951,379	1,134,007
Change in fair value of investment	7	(374,065)	-	(211,050)	-
Loss on modification of long-term debt	14	806,879	-	806,879	-
Interest income		(14,775)	(590,292)	(91,305)	(658,515)
Net loss before income taxes		(8,230,371)	(16,158,941)	(20,578,848)	(18,319,067)

Income taxes
Current income tax expense		9,139	-	20,520	-
Deferred income tax recovery		(143,623)	-	(585,818)	-
Net loss for the period		(8,095,887)	(16,158,941)	(20,013,550)	(18,319,067)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		62,420	19,397	66,039	19,397
Net loss and comprehensive loss for the period		$(8,033,467)	$(16,139,544)	$(19,947,511)	$(18,299,670)
Net loss and comprehensive loss per share,
basic and diluted		$(0.10)	$(0.42)	$(0.26)	$(0.69)
Weighted average number of common shares
outstanding, basic and diluted		83,147,816	38,601,234	76,651,219	26,376,710

Net loss and comprehensive loss per share and weighted average number of shares outstanding, basic and diluted, are presented after giving effect to the 1:8 share consolidation (Note 18).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Shareholders’ Equity

For the nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

						Conversion		Accumulated
						option on	Shares to be	other		Total
		Number of		Contributed	Warrant	convertible	returned to	comprehensive		shareholders’
	Note	shares	Share capital	surplus	reserve	debentures	treasury	loss	Deficit	equity

Balance December 31, 2018		19,876,450	$5,711,833	$-	$115,913	$-	$-	$-	$(384,105)	$5,443,641
Shares issued for subscription receipts, net of transaction cost		10,416,750	23,937,295	-	-	-	-	-	-	23,937,295
Issuance of shares to effect the Luminosity acquisition		7,500,000	27,000,000	-	-	-	(3,946,292)	-	-	23,053,708
Issuance of shares to effect the reverse acquisition		1,900,000	6,840,000	672,396	108,800	-	-	-	-	7,621,196
Issuance of shares to effect the Enthusiast acquisition		27,607,076	99,385,524	5,422,726	16,062,360	-	-	-	-	120,870,610
Shares issued for services		1,319,974	2,160,350	-	-	-	-	-	-	2,160,350
Shares issued upon exercise of warrants		314,254	1,142,765	-	(797,234)	-	-	-	-	345,531
Shares issued upon exercise of options		31,146	119,396	(100,159)	-	-	-	-	-	19,237
Shares issued on conversion of convertible debentures		2,777,777	10,241,472	-	-	(241,472)	-	-	-	10,000,000
Conversion option related to convertible debentures		-	-	-	-	241,472	-	-	-	241,472
Share-based compensation		-	-	2,549,819	-	-	-	-	-	2,549,819
Other comprehensive income for the period		-	-	-	-	-	-	19,397	-	19,397
Net loss for the period		-	-	-	-	-	-	-	(18,319,067)	(18,319,067)
Balance September 30, 2019		71,743,427	$176,538,635	$8,544,782	$15,489,839	$-	$(3,946,292)	$19,397	$(18,703,172)	$177,943,189

Balance December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$-	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Issuance of shares for the Offering, net of transaction cost	18	11,500,000	15,609,257	-	-	-	-	-	-	15,609,257
Issuance of shares to effect the Omnia acquisition	5, 18	18,250,000	30,112,500	-	-	-	-	-	-	30,112,500
Shares returned to treasury	18, 19	(1,071,876)	(3,858,756)	-	-	-	3,858,756	-	-	-
Shares issued upon exercise of warrants	18	2,207,674	7,348,264	-	(4,994,018)	-	-	-	-	2,354,246
Shares issued upon exercise of options	18	131,875	489,280	(439,914)	-	-	-	-	-	49,366
Share-based compensation	21	-	-	873,211	-	-	-	-	-	873,211
Expiry of warrants	20	-	-	-	(2,372,764)	-	-	-	2,372,764	-
Other comprehensive income for the period		-	-	-	-	-	-	66,039	-	66,039
Net loss for the period		-	-	-	-	-	-	-	(20,013,550)	(20,013,550)
Balance September 30, 2020		103,109,346	$226,212,402	$9,872,621	$8,037,946	$-	$-	$156,117	$(96,571,318)	$147,707,768

Number of shares outstanding are presented after giving effect to the 1:8 share consolidation (Note 18).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

		For the nine months ended
		September 30,	September 30,
	Note	2020	2019
Cash flows from operating activities
Net loss for the period		$(20,013,550)	$(18,319,067)
Items not affecting cash:
Amortization and depreciation	9, 10, 12	3,390,604	259,771
Share-based compensation	21	873,211	2,549,819
Interest and accretion	12, 14, 15, 16, 17	1,378,077	1,015,791
Deferred income tax recovery		(585,818)	-
Gain on player buyout	10	(204,764)	-
Foreign exchange (gain) loss		(7,050)	124,412
Listing expense		-	6,891,713
Capitalized interest and success fee	14	1,494,910	43,803
Shares issued for services	18	138,172	355,892
Loss on modification of long-term debt	14	806,879	-
Provisions		90,366	-
Change in fair value of investment	7	(211,050)	-
Share of loss from investment in associates	8	2,080,358	-
Changes in working capital
Changes in trade and other receivables		(1,916,067)	(1,376,401)
Changes in prepaid expenses		63,250	14,868
Changes in accounts payable and accrued liabilities		2,288,492	1,267,787
Changes in deferred revenue		(387,411)	-
Changes in income tax receivable		(285,480)	-
Net cash used in operating activities		(11,006,871)	(7,171,612)

Cash flows from investing activities
Cash paid for acquisitions	5	(10,500,000)	(1,500,000)
Business acquisitions, net of cash acquired	5	281,125	(10,727,844)
Proceeds from disposal of investment	7	680,000	-
Deferred payment liability		--	(11,965,500)
Proceeds from disposal of intangible assets	10	204,764	-
Investment in associate	8	(2,169,750)	(1,330,690)
Acquisition of property and equipment	9	(4,871)	(48,438)
Net cash used in investing activities		(11,508,732)	(25,572,472)

Cash flows from financing activities
Proceeds from the issuance of shares for the Offering, net of transaction costs	18	15,609,257	-
Proceeds from the issuance of shares for subcription receipt proceeds, net of transaction costs		-	23,937,295
Proceeds from convertible debenture, net of transaction costs		-	9,345,004
Proceeds from long-term debt, net of tansaction costs		-	2,170,000
Proceeds from exercise of warrants	18	2,354,246	345,531
Proceeds from exercise of options	18	49,366	19,237
Lease payments	12	(221,764)	(22,186)
Net cash provided by financing activities		17,791,105	35,794,881

Foreign exchange effect on cash		39,176	(6,491)
Net change in cash		(4,685,322)	3,044,306
Cash, beginning of period		13,211,722	4,155,054
Cash, end of period		$8,526,400	$7,199,360

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Nature of operations

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in the Policy 2.4 of the TSX Venture Exchange (the “TSXV”). The Company is publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSXV. The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, these condensed consolidated interim financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a Plan of Arrangement (“POA”) with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance and approval of the TSX Venture Exchange. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations and going concern (continued)

Nature of operations (continued)

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). Pursuant to the terms of the Omnia SPA, Blue Ant will receive (i) a cash payment of $11,000,000, subject to a customary working capital adjustment and holdbacks, (ii) 18,250,000 common shares of the Company which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan with a face value of $5,750,000, which will bear interest at 9% per annum, compounded annually and payable at maturity, and carries a maturity of 36 months from the acquisition date. The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business.

The Amalgamation, Acquisition, Arrangement, Steel SPA and Omnia SPA are collectively called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement and Steel SPA, see note 4 of the audited financial statements of the Company for the year ended December 31, 2019. For information relating to the accounting of the Omnia SPA see note 5.

The Company’s principal business activities are comprised of media and content, entertainment and eSports. The Company’s digital media platform includes 100+ gaming related websites and 1,000 YouTube channels. The Company’s eSports division, Luminosity Gaming, is a leading global eSports franchise that consists of 7 professional eSports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

These condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 include the accounts and financial results of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The comparative statement of financial position as at December 31, 2019 includes the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries and the comparative financial results for the period ended September 30, 2019 are those of GameCo, and include the financial results of the Mergers and Acquisitions from their respective closing dates.

Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary, should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated interim financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profitable levels of operations. These conditions indicate the existence of material uncertainties that may cause significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $96,571,318 as at September 30, 2020 (December 31, 2019 – $78,930,532). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at September 30, 2020, the Company had current assets of $27,191,541 (December 31, 2019 - $21,535,996) to cover current liabilities of $22,287,887 (December 31, 2019 - $10,475,184).

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Audit Committee under the delegated authority of the Board of Directors of the Company on November 13, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee. These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2019.

(ii)	Basis of presentation

The condensed consolidated interim financial statements are prepared on a going concern basis, under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

The condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Accounting
Name of Subsidiary	Jurisdiction	Functional Currency	Method
Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming TSR Sweden AB	Sweden	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation

Refer to Note 8 for the Company’s investment in associates.

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

3.	Significant accounting policies

The Company’s accounting policies, as described in Note 3, Significant Accounting Policies, of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to the audited annual consolidated financial statements for the significant accounting policies which remain unchanged as at September 30, 2020.

Accounting standards implemented

IFRS 3, Business Combinations (amendment):

In October 2018, the IASB issued amendments to IFRS 3, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board in December 2018. The amendments clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments were effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 with earlier application permitted. Effective January 1, 2020, the Company adopted the amendments to IFRS 3 and assessed the Omnia acquisition entered into during the period to determine whether this acquisition should be accounted for as a business combination or as an asset acquisition. Based on the clarification related to the definition of a business, the Company determined that the Omnia acquisition met the definition of a business. Therefore, the Omnia acquisition has been accounted for as business combination during the three and nine months ended September 30, 2020.

No other new standards, interpretations or amendments were adopted during the three and nine months ended September 30, 2020.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 3, Significant Accounting Policies, of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019. Refer to the audited annual consolidated financial statements for the significant accounting judgments, estimates and uncertainties which remain unchanged as at September 30, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions

As described in Note 1, on August 30, 2020, the Company completed the acquisition of Omnia from Blue Ant. Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content. Pursuant to the terms of the Omnia SPA, the Company acquired all of the outstanding common shares of Omnia from Blue Ant in exchange for (i) a cash payment of $11,000,000, subject to a $500,000 working capital adjustment and holdbacks of which $10,500,000 was paid on the acquisition date, (ii) the issuance of 18,250,000 common shares (the “Share Consideration”) of the Company, which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan (“VTB loan”) with a face value of $5,750,000, which bears interest at 9% per annum, compounded annually, and matures 36 months after the acquisition date.

Following the acquisition, the shareholders of the Company control Omnia and for accounting purposes the Company is deemed the acquirer. The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Omnia’s identifiable net assets acquired are accounted for a fair value.

The Company appointed Robb Chase, chief financial officer of Blue Ant, to serve on its Board of Directors pursuant to a nomination rights agreement entered into in connection with the acquisition. The nomination rights agreement entitles Blue Ant to nominate a director to the Board of Directors of the Company until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding common shares.

The Omnia SPA has been accounted for at the fair value of the consideration provided to Blue Ant, consisting of cash, common shares and the VTB loan.

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and considered paid, at the date of acquisition.

Provisional Fair Values
Fair value of identifiable net assets
Cash	$281,125
Trade and other receivables	8,738,169
Prepaid expenses	305,435
Property and equipment	183,086
Right-of-use asset - lease contract	2,601,621
Intangible assets	25,704,000
Goodwill	26,890,080
Accounts payable and accrued liabilities	(9,278,674)
Current portion of lease contract liability	(366,246)
Lease contract liability	(2,246,240)
Deferred tax liability	(6,811,560)
$46,000,796

Purchase Price
Consideration:
Cash (a)	$10,530,888
Fair value of 18,250,000 common shares issued at $1.65 per share (b)	30,112,500
Vendor-take-back loan (c)	5,357,408
$46,000,796

a)	Cash consists of the $10,500,000 paid on the acquisition date and the estimated working capital payment of $30,888.

b)	The fair value per share was measured to be $1.65 based on the closing price of the Company’s shares on the TSX on the date of closing.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (continued)

c)

The VTB loan has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023. The VTB loan was included in the Omnia total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes.

The Company incurred transaction costs of $1,621,775 on the Omnia SPA which is included in net loss and comprehensive loss.

Since the date of acquisition of Omnia, revenue of $8,865,634 and a net loss of $47,447 have been included in the consolidated statement of loss and comprehensive loss relating to Omnia. If the Omnia acquisition had occurred on January 1, 2020 pro-forma revenue and net loss would have been $85,063,834 and $20,493,838 respectively for the nine months ended September 30, 2020.

6.	Trade and other receivables

Trade and other receivables consist of the following:

	September 30, 2020	December 31, 2019
Trade receivables (Note 22, 24)	$13,446,188	$5,516,016
HST receivables	396,067	853,981
Other receivables (Note 22)	3,457,714	689,010
Expected credit loss provision (Note 24)	(69,159)	(357,920)
	$17,230,810	$6,701,087

7.	Investments

(i)	Waveform Entertainment Inc.

In April 2019, Enthusiast Properties, through a wholly-owned subsidiary, signed a definitive agreement to purchase 20% of the issued and outstanding shares (“Purchased Shares”) in Waveform Entertainment Inc. (“Waveform”) for an aggregate consideration of $1,680,000 (the “Subscription Price”). Waveform is a leading eSports broadcast and production company specializing in the organization of premium eSports tournaments world-wide. Enthusiast Properties has also secured an irrevocable option, at its sole discretion, to acquire a 100% interest in Waveform (the “Buy-Out Option”).

The Purchased Shares were to be purchased pursuant to the terms of a share subscription agreement, among Waveform and a wholly owned subsidiary of Enthusiast Properties created for the purpose of the transaction. Pursuant to the share subscription agreement, Enthusiast Properties agreed to purchase the Purchased Shares in three tranches: (i) on April 4, 2019, Enthusiast Properties purchased 8.1% of the Purchased Shares for a portion of the Subscription Price, being $680,000; (ii) on or before (as decided by Enthusiast Properties) October 4, 2019, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000; and (iii) on or before (as decided by Enthusiast Properties) June 3, 2020, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000.

The aggregate purchase price for all Waveform’s shares, if the Buy-Out Option was exercised by Enthusiast Properties was to be equal to the greater of: (i) four times Waveform’s gross revenue, multiplied by eighty percent (80%); or (ii) $7,680,000 (the “Option Purchase Price”). The Option Purchase Price would be subject to agreed adjustments. The purchase of the Purchased Shares on the two remaining tranches, as well as the exercise of the Buy-Out Option (if exercised by Enthusiast Properties) are subject to obtainment of all applicable regulatory approvals (including by the TSX).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

7.	Investments (continued)

(i)	Waveform Entertainment Inc. (Continued)

The Company has recognized the investment in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

In April 2019, $680,000 had been paid to Waveform. On December 31, 2019, the Company and Waveform entered into a Share Repurchase Agreement in which Waveform agreed to repurchase the shares acquired by the Company for $680,000. As a result, a deferred payment liability has not been recorded for the additional $1,000,000 to be paid as it was not the Company’s intention to make these payments. The $680,000 balance paid is included in investments in the condensed consolidated interim statement of financial position as at December 31, 2019. On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement and no longer holds an investment in Waveform.

(ii)	Addicting Games Inc.

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1.5 million by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30 million by the aggregate number of outstanding common shares, warrants and options. Enthusiast Properties invested in Addicting Games to capitalize on the rapidly growing .io games sector and a new niche of lifestyle gamer that the network currently does not reach.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The valuation of the investment included the following inputs for a liquidity event:

	September 30,	December 31,
	2020	2019
Liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.76 years	0.78 years
Initial stock price	USD $15	USD $15
Volatility	186.10%	180.00%
Risk free interest rate	0.12%	1.59%
Credit spread	593 bps	650 bps
Risk adjusted rate	6.04%	8.09%
Discount for lack of marketability (“DLOM”)	28.00%	36.00%
Synthetic credit rating	B	B-

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

7.	Investments (continued)

(ii)	Addicting Games Inc. (Continued)

The valuation of the investment included the following inputs for a ‘no’ liquidity event:

	September 30,	December 31,
	2020	2019
‘No’ liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	1.53 years	2.28 years
Initial stock price	USD $15	USD $15
Volatility	138.20%	127.00%
Risk free interest rate	0.13%	1.58%
Credit spread	610 bps	677 bps
Risk adjusted rate	6.22%	8.35%
DLOM	28.00%	36.00%
Synthetic credit rating	B	B-

During the three months ended September 30, 2020, the expected liquidity event date was estimated to be July 5, 2021, it was previously estimated to be October 10, 2020.

As at September 30, 2020, the debt portion has been valued at $1,962,676 (December 31, 2019 - $1,795,962) and the derivative portion has been valued at $792,664 (December 31, 2019 - $684,443). The fair value of the investment of $2,755,340 (December 31, 2019 - $2,480,405) is included in long-term investments. The gain from the change in the fair value of the investment during the period in the amount of $211,050 (September 30, 2019 - $Nil) is included in the condensed consolidated interim statement of loss and comprehensive loss. The gain from the change in foreign exchange movements during the period of $63,885 (September 30, 2019 – loss of $10,162) is included in the foreign currency translation adjustment in the condensed consolidated interim statement of loss and comprehensive loss.

8.      Investment in associates

On August 30, 2019, pursuant to an investment agreement between GameCo and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional eSports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2018	$-	$-	$-
Contributions - cash	1,246,125	414,594	1,660,719
Share of net loss from investment in associate	(742,160)	(4,264)	(746,424)
Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions - cash	1,752,312	417,438	2,169,750
Share of net loss from investment in associate	(1,740,616)	(339,742)	(2,080,358)
Balance, September 30, 2020	$515,661	$488,026	$1,003,687

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 (USD $937,500) respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 (USD $312,500) to AIG USA.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in Canadian Dollars)

9.      Property and equipment

	Furniture and	Computer	Leasehold	Production
	fixtures	equipment	improvements	equipment	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-
Mergers and Acquisitions	34,340	111,976	36,289	-	182,605
Additions	86,418	4,648	49,451	-	140,517
Effect of movement in exchange rates	(1,028)	(1,484)	(1,355)	-	(3,867)
Balance, December 31, 2019	$119,730	$115,140	$84,385	$-	$319,255
Mergers and Acquisitions (Note 5)	61,585	70,026	4,224	47,251	183,086
Additions	4,871	-	-	-	4,871
Effect of movement in exchange rates	2,958	3,967	1,840	873	9,638
Balance, September 30, 2020	$189,144	$189,133	$90,449	$48,124	$516,850
Accumulated depreciation
Balance, December 31, 2018	$-	$-	$-	$-	$-
Depreciation	5,526	12,417	3,259	-	21,202
Effect of movement in exchange rates	(42)	(186)	(31)	-	(259)
Balance, December 31, 2019	$5,484	$12,231	$3,228	$-	$20,943
Depreciation	18,987	47,323	17,822	4,618	88,750
Effect of movement in exchange rates	(54)	268	(48)	42	208
Balance, September 30, 2020	$24,417	$59,822	$21,002	$4,660	$109,901
Net book value
Balance, December 31, 2019	$114,246	$102,909	$81,157	$-	$298,312
Balance, September 30, 2020	$164,727	$129,311	$69,447	$43,464	$406,949

During the nine months ended September 30, 2020, the Company recognized $88,750 (September 30, 2019 - $3,962) of amortization which is included in amortization and depreciation expense in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

10.    Intangible assets

		Application and					Talent
		technology					management
		development		Subscriber and		Multi channel	and owned and	Talent
	Domain	and website	Brand	sponsorship	Player	network	operated	contracts and
	name	content	name	relationships	contracts	license	content brand	digital content	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-	$-	$-	$-
Mergers and Acquisitions	40,930,000	3,187,164	8,602,563	6,832,646	3,889,000	-	-	-	63,441,373
Additions	-	65,895	-	-	-	-	-	-	65,895
Disposals	-	-	-	-	(987,100)	-	-	-	(987,100)
Effect of movement in foreign exchange rates	-	(955)	-	-	-	-	-	-	(955)
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$-	$-	$-	$62,519,213
Mergers and Acquisitions (Note 5)	-	-	-	-	-	10,419,000	9,356,000	5,929,000	25,704,000
Additions	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	(201,700)	-	-	-	(201,700)
Effect of movement in foreign exchange rates	-	1,623	-	-	-	-	-	-	1,623
Balance, September 30, 2020	$40,930,000	$3,253,727	$8,602,563	$6,832,646	$2,700,200	$10,419,000	$9,356,000	$5,929,000	$88,023,136
Accumulated amortization
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-	$-	$-	$-
Amortization	-	395,976	-	239,200	2,532,200	-	-	-	3,167,376
Disposals	-	-	-	-	(665,400)	-	-	-	(665,400)
Effect of movement in foreign exchange rates	-	(83)	-	-	-	-	-	-	(83)
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$-	$-	$-	$2,501,893
Amortization	-	1,218,081	-	535,900	1,035,100	91,300	-	217,500	3,097,881
Disposals	-	-	-	-	(201,700)	-	-	-	(201,700)
Effect of movement in foreign exchange rates	-	(375)	-	-	-	-	-	-	(375)
Balance, September 30, 2020	$-	$1,613,599	$-	$775,100	$2,700,200	$91,300	$-	$217,500	$5,397,699
Net book value
Balance, December 31, 2019	$40,930,000	$2,856,211	$8,602,563	$6,593,446	$1,035,100	$-	$-	$-	$60,017,320
Balance, September 30, 2020	$40,930,000	$1,640,128	$8,602,563	$6,057,546	$-	$10,327,700	$9,356,000	$5,711,500	$82,625,437

During the nine months ended September 30, 2020, the Company recognized $3,097,881 (September 30, 2019 - $231,943) of amortization which is included in amortization and depreciation expense in the condensed consolidated interim statement of loss and comprehensive loss.

During the nine months ended September 30, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

11.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”), goodwill arose through the Mergers and Acquisitions. In April 2019 Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU within Enthusiast Properties.

	Enthusiast
	Properties	TSR	Luminosity	Steel Media	Omnia	Total
Balance, December 31, 2018	$—	$—	$—	$—	—	$—
Mergers and Acquisitions	54,467,041	20,898,598	6,003,150	1,890,627	—	83,259,416
Balance, December 31, 2019	54,467,041	20,898,598	6,003,150	1,890,627	—	83,259,416
Mergers and Acquisitions (Note 5)	—	—	—	—	26,890,080	26,890,080
Balance, September 30, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	26,890,080	$110,149,496

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the nine months ended September 30, 2020, the Company considered the effects of SARS-CoV-2 but concluded that there were no triggering events requiring an impairment assessment. This conclusion was based on a qualitative analysis incorporating the previous excess fair value for each CGU and assessing the current and long-term performance of the Company given the expectation that any negative effects on the operations and cash flows of each reporting units arising from SAR-CoV-2 related disruptions will be short lived. The Company will continue to assess the impact of the SAR-CoV-2 pandemic on the Company, customers and the greater economy. If the negative impact of SARS-CoV-2 continues for a long period or worsens a goodwill impairment charge might be identified in a subsequent reporting period and the amount might be material.

12.  Right-of-use asset and lease liability

The Company’s leased assets only include office premises. The Company did not have any leases on the January 1, 2019 date of adoption of IFRS 16, leases were entered into subsequent to the adoption date and obtained through the Mergers and Acquisitions. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using an incremental borrowing rate of 4.10% to 5.00%.

Right-of-use asset	Amount
Balance, January 1, 2019	$—
Building lease additions - cost	410,734
Building lease additions - cost, mergers and acquisitions	411,785
Depreciation	(89,106)
Balance, December 31, 2019	$733,413
Building lease additions - cost, mergers and acquisitions (Note 5)	2,601,621
Depreciation	(203,878)
Effect of movement in exchange rates	47,766
Balance, September 30, 2020	$3,178,922

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

12.    Right-of-use asset and lease liability (continued)

Lease liability	Amount
Balance, January 1, 2019	$—
Building lease additions - finance cost	400,427
Building lease additions - finance cost, mergers and acquisitions	413,700
Payments	(87,159)
Interest cost	15,244
Balance, December 31, 2019	$742,212
Building lease additions - finance cost, mergers and acquisitions (Note 5)	2,612,486
Payments	(221,764)
Interest cost	34,509
Effect of movement in exchange rates	48,386
Balance, September 30, 2020	3,215,829
Current portion of contract lease liability	512,789
Long-term portion of contract lease liability	$2,703,040

During the nine months ended September 30, 2020, the Company recognized $203,878 (September 30, 2019 - $23,866) as depreciation on right-of-use assets which is included in amortization and depreciation expense in the condensed consolidated interim statement of loss and comprehensive loss and $34,509 (September 30, 2019 - $10,185) as interest cost on the contract lease liability which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

13.    Accounts payable and accrued liabilities

	September 30, 2020	December 31, 2019
Accounts payable	$16,442,661	$5,938,057
Accrued liabilities	2,739,400	1,485,339
	$19,182,061	$7,423,396

Included in accrued liabilities is a provision in respect of a consultant’s claim for unpaid compensation. Although the Company refutes the claim and feels it is without merit, a provision of $79,000 (December 31, 2019 - $115,000) has been recognized. The Company is currently in discussion with the consultant, and at this time it is not possible to determine if an additional provision will be required.

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

14.    Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20 million (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3 million (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20 million and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the Arrangement Agreement. The Facility is secured by the Company’s assets.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

14.    Long-term debt (continued)

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee in an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the Arrangement.

The Company received the Initial Advance and Further Advance during the year ended December 31, 2019. The Company paid the Lender a $1,200,000 administrative fee in relation to the Initial Advance and Further Advance. The Company also incurred advisory fees of $400,000 in relation to the establishment of the Facility and additional fees of $45,950. The transaction costs of $1,645,950 have been netted against the proceeds received. The Facility is amortized at an effective interest rate of 11.17% on the Initial Advance and 13.53% following the Further Advance.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the expiry Term to September 6, 2022 and commencing in August 2021 monthly principal repayments in the amount of $250,000 per month are payable every month until maturity, the remaining outstanding principal amount will be repaid on September 6, 2022. The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which has been netted against the long-term debt balance.

As terms of the Amended Facility were not substantially different from the terms of the Facility, the amendment was determined to be a modification of debt in accordance with IFRS 9, Financial Instruments. A loss on modification of long-term debt in the amount of $806,879 was recognized in the condensed consolidated interim statement of loss and comprehensive loss the during the three months ending September 30, 2020.

The Facility is amortized at an effective interest rate of 7.90% following the transaction cost and loss on modification of debt recognized pursuant to the Amended Facility.

During the nine months ended September 30, 2020, the Company recognized $1,299,110 (September 30, 2019 - $43,803) of interest expense, $615,000 (September 30, 2019 - $Nil) of success fee expense and $517,194 (September 30, 2019 - $46,900) of accretion expense which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

14.    Long-term debt (continued)

The following table shows the movement of the long-term debt balance during the period:

Amount
Balance, December 31, 2018	$—
Initial advance	3,000,000
Further Advance	17,000,000
Transaction cost	(1,645,950)
Capitalized interest	761,024
Capitalized success fee	341,667
Accretion	234,479
Balance, December 31, 2019	$19,691,220
Capitalized interest	1,016,577
Capitalized success fee	478,333
Loss on modification of debt	806,879
Transaction cost	(200,000)
Accretion	517,194
Balance, September 30, 2020	$22,310,203

The Facility agreement contains certain covenants that the Company must comply with following the Further Advance including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $5,000,000. The Company was in compliance with these covenants during the period.

15.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000 (the “Offering”).

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction in addition to 2,835,000 Debenture Warrants. If the brokers subscribe for the Debenture Units 89,640 warrants will be issued.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the Arrangement was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the Arrangement as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%. During the nine months ended September 30, 2020, the Company recognized $607,500 (September 30, 2019 - $68,795) of interest expense and $640,892 (September 30, 2019 - $62,238) of accretion expense which is included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

15.	Convertible debentures (continued)

The following tables shows the movement of the convertible debenture balance during the period:

Amount
Balance, December 31, 2018	$—
Mergers and Acquisitions	6,761,663
Accretion	254,157
Balance, December 31, 2019	$7,015,820
Accretion	640,892
Balance, September 30, 2020	$7,656,712

16.	Deferred payment liability

The deferred payment liability arose on the Steel Media acquisition and consists of the present value of the USD $1,000,000 cash payment to be paid on October 3, 2020 and the present value of the earn-out payment of USD $500,000 to be paid on based on the performance of Steel Media by April 15, 2022.

The cash payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The earn-out was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625, based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the earn-out is probable.

The cash payment and earn-out are amortized at an effective interest rate of 9.54% and 13.15% respectively. During the nine months ended September 30, 2020, the Company recognized $141,853 (September 30, 2019 - $Nil) of accretion expense which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the cash payment and earn-out balances during the period:

	Cash payment	Earn-out	Total
Balance, December 31, 2018	$—	$—	$—
Initial fair value of deferred payment liability	1,211,818	470,625	1,682,443
Accretion	28,415	15,254	43,669
Effect of movement in exchange rates	(31,820)	(12,466)	(44,286)
Balance, December 31, 2019	$1,208,413	$473,413	$1,681,826
Accretion	91,722	50,131	141,853
Effect of movement in exchange rates	32,719	12,828	45,547
Balance, September 30, 2020	$1,332,854	$536,372	$1,869,226

17.	Vendor-take-back loan

The VTB loan arose on the Omnia acquisition (Note 5) on August 30, 2020. The VTB loan has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023.

The VTB loan was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB loan is amortized at an effective interest rate of 20.13%.

During the nine months ended September 30, 2020, the Company recognized $47,950 (September 30, 2019 - $Nil) of interest expense and $43,629 (September 30, 2019 - $Nil) of accretion expense which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

17.	Vendor-take-back loan (continued)

The following tables shows the movement of the VTB loan during the period:

Amount
Balance, December 31, 2019	$—
Initial fair value of vendor-take-back loan (Note 5)	5,357,408
Accretion	43,629
Balance, September 30, 2020	$5,401,037

18.    Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions in 2019 as described in Note 1, the Company consolidated its share capital on a 1:8 basis on August 30, 2019. All references to share and per share amounts in the consolidated financial statement have been retroactively restated to reflect the share consolidation.

During the nine months ended September 30, 2020:

(i)

The Company received proceeds of $2,354,246 from the exercise of 2,207,674 common share purchase warrants. The fair value assigned to these warrants of $4,994,018 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,366 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,914 was reclassified from contributed surplus to share capital.

(iii)

On August 6, 2020, the Company entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) as lead underwriter on behalf of a syndicate of underwriters, including Paradigm Capital Inc. (together with Canaccord Genuity, the “Underwriters”) to sell, on a bought deal basis, 10,000,000 Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share (the “Offering Price”) for gross proceeds of $15,000,000 (the “Offering”). In addition, the Company granted the Underwriters an option to purchase up to an additional 1,500,000 Offered Shares on the same terms as the Offering (the “Over-Allotment Option”), representing additional gross proceeds of $2,250,000 if the Over-Allotment Option is exercised in full. The Over-Allotment Option was exercised in full by the Underwriters. On August 31, 2020, 11,500,000 commons shares were issued pursuant to the Offering resulting in gross proceeds of $17,250,000. The Underwriters received a 6% commission on the gross proceeds received from the Offering. The Company incurred cash share issuance of $1,640,743 relating to the Offering. The net proceeds of the Offering will be used to fund in part the Omnia SPA, certain costs related to the Omnia SPA and for general corporate purposes.

(iv)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA (Note 5).

(v)	On July 21, 2020, 1,071,876 common shares were returned to treasury (Note 19).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

18.	Share capital (continued)

On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per share for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the common shares vest over the 24-month period the services are to be rendered, the Company recorded the value assigned to the common shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. During the nine months ended September 30, 2020, the Company recognized $138,172 (September 30, 2019 - $33,542) in advertising and promotion expense. As a September 30, 2020 the current portion and long-term portion of the prepaid expense is $150,688 (December 31, 2019 - $184,230) and $Nil (December 31, 2019 - $104,630) respectively.

19.	Shares to be returned to treasury

Shares to be returned to treasury relate to GameCo’s acquisition of Luminosity in 2019. In accordance with the SPA, the number of common shares issued as part of the consideration is to be reduced by the quotient obtained by dividing a) the working capital of Luminosity, as at the acquisition date, less $400,000, by b) $2.40. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date. In accordance with the SPA, 1,071,876 common shares were returned to treasury on July 21, 2020.

20.  Warrants

Each common share warrant entitles the holder to purchase one common share of the Company.

The following table reflects the continuity of warrants as at September 30, 2020 and December 31, 2019:

	September 30, 2020		December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Beginning balance	7,444,961	$2.03	272,711	$0.80
Granted	—	—	—	—
Issued to effect the Mergers
and Acquisitions	—	—	7,520,053	2.03
Exercised	(2,207,674)	(1.10)	(347,803)	(1.10)
Expired	(935,297)	(1.10)	—	—
Ending balance	4,301,990	$2.73	7,444,961	$2.03

The weighted average share price on the date of exercise is $1.49 (December 31, 2019 - $2.53).

The fair value assigned to the expired warrants of $2,372,764 was reclassified from warrant reserve to deficit.

The Company had the following warrants outstanding as at September 30, 2020:

Expiry Date	Exercise price	Number of warrants	Weighted average
		outstanding	remaining life (years)
October 4, 2020	$3.03	1,793,314	0.01
October 4, 2020	2.37	111,316	0.01
October 10, 2020	0.80	28,466	0.03
November 8, 2020	3.79	1,495,442	0.11
December 12, 2020	1.00	40,000	0.20
December 31, 2020	0.37	833,452	0.25
	$2.73	4,301,990	0.09

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

21.	Stock options

The Company’s stock option plan (the “Stock Option Plan”) was adopted so the Board of Directors can grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as at September 30, 2020 and December 31, 2019:

	September 30, 2020		December 31, 2019
	Number	Weighted average	Number	Weighted average
	of options	exercise price	of options	exercise price
Beginning balance	3,744,095	$1.32	—	$—
Granted	—	—	1,237,500	2.40
Issued to effect the Mergers
and Acquisitions	—	—	2,548,289	0.81
Exercised	(131,875)	(0.37)	(41,694)	(0.52)
Expired	(161,085)	(2.00)	—	—
Ending balance	3,451,135	$1.34	3,744,095	$1.32
Exercisable	2,723,649	$1.06	2,542,010	$0.84

The weighted average share price on the date of exercise is $1.94 (December 31, 2019 - $2.39).

The Company had the following stock options outstanding as at September 30, 2020:

Expiry date	Number of stock	Exercise	Number of stock	Weighted average
	options outstanding	price	options	remaining life
			exercisable	(years)
November 17, 2020	385,474	$0.25	385,474	0.13
November 30, 2020	282,809	0.25	282,809	0.17
October 17, 2022	17,959	0.80	17,959	2.05
November 18, 2022	937,936	0.37	937,936	2.13
November 14, 2023	26,374	2.37	26,374	3.12
March 29, 2024	466,833	2.37	311,222	3.50
August 27, 2024	1,143,750	2.40	571,875	3.91
December 12, 2028	190,000	1.00	190,000	8.21
	3,451,135	$1.34	2,723,649	2.86

During the nine months ended September 30, 2020, the Company recognized $873,211 (September 30, 2019 - $2,549,819) as share-based compensation for stock options vesting since the date of issuance.

22.  Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and eSports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options vested during the period.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

22.  Related party transactions and balances (continued)

Compensation provided to key management during the period is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Short-term benefits	$577,945	$561,027	$1,381,466	$815,866
Share-based compensation	146,479	1,548,053	615,566	1,766,731
	$724,424	$2,109,080	$1,997,032	$2,582,597

A summary of other related party transactions is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Total transactions during the period:
Revenue	$427,658	$1,263,900	$1,198,296	$1,263,900
Cost of sales	53,577	—	53,577	—
Expenses
Consulting fees	438,565	1,174,055	1,665,835	1,174,055
Advertising and promotion	61,500	—	61,500	—
Interest and accretion	91,579	—	91,579	—
Share of loss from investment in associate	808,011	—	2,080,358	—

A summary of related party balances is as follows:

	September 30, 2020	December 31, 2019
Balances receivable (payable):
Investment in associate	$1,003,687 $	914,295
Trade and other receivables	4,026,818	1,337,150
Loans receivable	155,733	159,287
Accounts payable and accrued liabilities	(244,137)	-
Vendor-take-back loan	(5,401,037)	—

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of eSports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the eSports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the nine months ended September 30, 2020, the Company recognized management revenue of in the amount $1,153,894 (September 30, 2019 - $1,263,900) relating to the Management SA, and recognized consulting expenses of $1,610,526 (September 30, 2019 - $1,174,055) relating to the Master SA. As at September 30, 2020, a balance of $480,376 (December 31, 2019 - $669,885) is included in trade and other receivables.

As at September 30, 2020, trade and other receivables include $3,393,330 (December 31, 2019 - $667,265) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

22.  Related party transactions and balances (continued)

During the nine months ended September 30, 2020, the Company recognized cost of sales of $30,137 (September 30, 2019 - $Nil) from AIG eSports LP and $23,440 (September 30, 2019 - $Nil) from Surge eSports LLC respectively relating to team sponsorships fees. As at September 30, 2020, a balance of $30,013 (December 31, 2019 - $Nil) and $23,343 (December 31, 2019 - $Nil) is due to AIG eSports LP and Surge eSports LLC respectively which is included in accounts payable and accrued liabilities.

On August 30, 2020, the Company completed the Omnia acquisition (Note 5), as part of the consideration the Company issued 18,250,000 common shares to Blue Ant. The Company also appointed Robb Chase, chief financial officer of Blue Ant, to serve on its Board of Directors pursuant to a nomination rights agreement entered into in connection with the acquisition. As a result, Blue Ant and its affiliated companies are a related party to the Company following the acquisition. Since the Omnia acquisition date of August 30, 2020, the Company earned media revenue of $44,402 from Blue Ant and its affiliated companies. As at September 30, 2020, the Company has trade and other receivables of $153,112 due from Blue Ant and its affiliated companies. As at September 30, 2020, the Company and has account payable and accrued liabilities of $174,383 due to Blue Ant and its affiliated companies which includes the estimated working capital adjustment payable of $30,888 (Note 5) and interest payable on the VTB loan of $47,950. See Note 17 for information relating to the VTB loan payable to Blue Ant.

During the nine months ended September 30, 2020, the Company recognized consulting expenses of $55,309 (September 30, 2019 - $Nil) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at September 30, 2020, a balance of $12,400 (December 31, 2019 - $Nil) is included in account payable and accrued liabilities.

During the nine months ended September 30, 2020, the Company recognized advertising and promotion expense of $61,500 (September 30, 2019 - $Nil) to MKTG Canada Inc., a company in which a director of the Company is the chief executive officer.

As at September 30, 2020, the Company has loans receivable due from the President, Chief Corporate Officer and eSports President in the amount of $100,567 (December 31, 2019 - $98,557), $55,166 (December 31, 2019 - $53,715) and $Nil (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 1 for information relating to the Amalgamation.

See Note 8 for information relating to an investment in an associate controlled by a related party.

23.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 1).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

24.  Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and deferred revenue approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, deferred payment liability convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

•	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

•	Level 3 – inputs for assets and liabilities not based upon observable market data

As at September 30, 2020, the investment in Addicting Games is accounted for at level 3, see note 7.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Interest income	$(14,775)	$(590,292)	$(91,305)	$(658,515)
Interest and accretion expense	1,264,594	1,134,007	3,951,379	1,134,007
Net interest expense	$1,249,819	$543,715	$3,860,074	$475,492

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	September 30, 2020	December 31, 2019
Trade receivables aging:
0-30 days	$11,903,857	$3,774,073
31-60 days	394,397	986,702
61-90 days	566,293	118,983
Greater than 90 days	581,641	636,258
	13,446,188	5,516,016
Expected credit loss provision	(69,159)	(357,920)
Net trade receivables	$13,377,029	$5,158,096

The movement in the expected credit loss provision can be reconciled as follows:

	September 30, 2020	December 31, 2019
Expected credit loss provision:
Expected credit loss provision, beginning balance	$(357,920)	$—
Expected credit loss provision, Mergers and Acquisitions	—	(357,920)
Increase in provision for expected credit loss	(28,886)	—
Write-offs	319,174	—
Effect of movement in exchange rates	(1,527)	—
Expected credit loss provision, ending balance	$(69,159)	$(357,920)

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

24.  Financial instruments (continued)

Credit risk (continued)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at September 30, 2020:

			Over 30	Over 60
			days past	days past	Over 90 days
	Total	Not past due	due	due	past due
Default rates		0.21%	0.80%	1.39%	5.63%
Trade receivables	$13,446,188	$11,903,857	394,397	$566,293	$581,641
Expected credit loss provision	$69,159	$25,392	$3,170	$7,878	$32,719

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 60.01% (December 31, 2019 – 16.68%) of trade receivables as at September 30, 2020 and 44.74% (September 30, 2019 – 20.34%) of revenues for the nine months ended September 30, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1	One to two	Two to three	More than
	year	years	years	three years	Total
Accounts payable and accrued liabilities	$19,182,061	$—	$—	$—	$19,182,061
Deferred revenue	1,260,183	—	—	—	1,260,183
Deferred payment liability	1,333,900	666,950	—	—	2,000,850
Lease contract liability	659,104	664,728	662,978	1,543,682	3,530,492
Long-term debt	500,000	22,102,682	—	—	22,602,682
Convertible debentures	—	9,000,000	—	—	9,000,000
Vendor-take-back loan	—	—	5,750,000	—	5,750,000
	$22,935,248	$32,434,360	$6,412,978	$1,543,682	$63,326,268

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at September 30, 2020, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $59,000 and $137,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% on the Initial Advance and Further Advance will result in a $113,000 change in the annual interest expense.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

25.	Commitments

The Company has the following payment commitments with respect to advertising and promotion and other contractual obligations:

Not later than one year	$768,000
Later than one year and not later than five years	777,000
$1,545,000

The Company intends to issue common shares valued at USD $350,000 to settle a portion of the commitments noted above.

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

26.  Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar is summarized below for the three and nine months ended September 30, 2020 and 2019:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Media and content	$13,638,763	$1,344,128	$21,311,496	$1,344,128
eSports and entertainment	1,057,752	1,307,901	4,673,200	1,307,901
Subscription	1,632,431	355,278	4,507,682	355,278
	$16,328,946	$3,007,307	$30,492,378	$3,007,307

Revenue, in Canadian dollars, in each of these geographic locations for the three and nine months ended September 30, 2020 and 2019 are as below:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Canada	$694,554	$1,331,876	$1,967,821	$1,331,876
USA	12,768,290	1,046,652	18,842,651	1,046,652
All other countries	2,866,102	628,779	9,681,906	628,779
	$16,328,946	$3,007,307	$30,492,378	$3,007,307

The non-current assets, in Canadian dollars, in each of the geographic locations as at September 30, 2020 and December 31, 2019 are below:

	September 30, 2020	December 31, 2019
Canada	$140,532,294	$143,050,878
England and Wales	4,049,868	4,346,583
USA	55,537,669	410,330
	$200,119,831	$147,807,791

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

27.	Subsequent events

(i)	On October 4, 2020, 1,793,314 common share purchase warrants exercisable at $3.03 expired unexercised.

(ii)	On October 4, 2020, 111,316 common share purchase warrants exercisable at $2.37 expired unexercised.

(iii)	On October 8, 2020, 28,466 common share purchase warrants exercisable at $0.80 expiring on October 10, 2020 were exercised resulting in gross proceeds of $22,773 to the Company.

(iv)	Between October 16 and November 2, 2020, USD $500,000 of the Steel Media deferred payment liability was paid by the Company (Note 16).

(v)	On November 4, 2020, 292,151 stock options exercisable at $0.25 expiring on November 17, 2020 were exercised resulting in gross proceeds of $71,986 to the Company.

(vi)	On November 8, 2020, 1,495,442 common share purchase warrants exercisable at $3.79 expired unexercised.